Exhibit 16.1

September 17, 2009

Office of the Chief Accountant

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Pop Starz Ventures 3, Inc.

File Reference No. 000-53412

We were previously the independent registered public accounting firm for Pop Starz Ventures 3 Inc. under the date of September 9, 2008, we reported on the financial statements of Pop Starz Ventures 3, Inc. as of August 31, 2008.

On September 14, 2009, the Company dismissed us as its independent registered public accounting firm. We have read Pop Starz Ventures 3, Inc.’s statements included in Item 4.01 on Form 8-K regarding the recent change of auditors. We agree with such statements made regarding our firm. We have no basis to agree or disagree with other statements made under Item 4.

Very truly yours,

/s/ Stan J.H. Lee, CPA

____________________

Stan J.H. Lee, CPA